Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     MegaWest Issues Correction

     Cusip: No. 585168 107

     CALGARY, Aug. 4 /CNW/ - MegaWest Energy Corp., (the "Company" or
"MegaWest"), (OTCBB:MGWSF) issues a correction to the terms of the junior
Secured Convertible Notes that were announced on August 3, 2010 as follows:

     FINANCING

     $2,200,000 Junior Secured Convertible Notes:
     <<
         -  Conversion Price: Was originally announced as US$0.07 per common share. The correct conversion price is US$0.05 per common share.
     >>

     Please refer to the company's press release issued on August 3, 2010 for the remainder of the financing terms.

     %CIK: 0001172298

     /For further information: Kelly D. Kerr, Vice President Finance & CFO,
Telephone: 403.861.4104; George T. Stapleton II, CEO, Telephone: 281.499.7498,
Suite 902, No. 105, 150 Crowfoot Crescent NW, Calgary, T3G 3T2, Email:
investor.relations(at)megawestenergy.com, Website: www.megawestenergy.com/
     (MGWSF)

CO:  MegaWest Energy Corp.

CNW 16:41e 04-AUG-10